UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tech and Energy Transition Corporation
(Name of Issuer)
Class A common stock, $0.0001 par value per share
(Title of Class of Securities)
87823R102
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87823R102

1	Names of Reporting Persons
Tech and Energy Transition Sponsor LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
8,562,500
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
8,562,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,562,500
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.2%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 87823R102

1	Names of Reporting Persons
Macquarie Group Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
8,562,500
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
8,562,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,562,500
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.2%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 87823R102

1	Names of Reporting Persons
MIHI LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
8,562,500
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
8,562,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,562,500
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.2%
12	Type of Reporting Person (See Instructions)
OO

Explanatory Note

This Amendment No. 1 to the initial Schedule 13G filed by the Reporting Persons (as defines below) on February 14, 2022 (“Initial Schedule 13G”), to update the beneficial ownership of the Reporting Persons reported in the Initial Schedule 13G to reflect the forfeiture by Sponsor (as defined below) of 1,399,375 shares of Class B Common Stock (as defined below) on April 30, 2021.

Item 1(a).	Name of Issuer:

Tech and Energy Transition Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 West 55 Street, New York, New York 10019.

Item 2(a).	Name of Person Filing:

(i)	Tech and Energy Transition Sponsor LLC (the “Sponsor”).

(ii)	Macquarie Group Limited (“Macquarie”).

(iii)	MIHI LLC (“MIHI”).

The Sponsor, Macquarie and MIHI are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Sponsor and MIHI is 125 West 55th Street, New York, New York 10019. The address of the principal office of Macquarie is 50 Martin Place Sydney, New South Wales, C3, 2000, Australia.

Item 2(c).	Citizenship:

(i)	The Sponsor is a Delaware limited liability company.

(ii)	Macquarie is an Australian corporation.

(iii)	MIHI is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

Class A common stock, $0.0001 par value per share (the “Class A Common Stock”).

Item 2(e).	CUSIP Number:

87823R102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

The Reporting Persons may each be deemed to beneficially own 8,562,500 shares of Class A Common Stock, based on 8,562,500 shares of the Issuer’s Class B common stock, par value per share (the “Class B Common Stock”) held by the Sponsor, which will automatically convert into Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the Sponsor, on a one-for-one basis, subject to certain adjustments. The Sponsor is directly controlled by MIHI, which is a wholly owned subsidiary of Macquarie. In such capacities, each of MIHI and Macquarie may be deemed to beneficially own the Class A Common Stock beneficially owned by the Sponsor.

Item 4(b).	Percent of Class:

The Reporting Persons may each be deemed the beneficial owner of 18.2% of the Class A Common Stock outstanding, based on 38,500,000 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and the 8,562,500 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

Item 4(c).	Number of shares as to which such person has:

Each of Sponsor, Macquarie and MIHI:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,562,500

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,562,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Tech and Energy Transition Sponsor LLC

By:	/s/ Larry Handen
Name/Title:	Larry Handen, President

By:	/s/ Tobias Bachteler
Name/Title:	Tobias Bachteler, Vice President

Macquarie Group Limited

By:	/s/ Paulina Chan
Name/Title:	Paulina Chan, Authorized Representative

By:	/s/ Gus Wong
Name/Title:	Gus Wong, Authorized Representative

MIHI LLC

By:	/s/ Larry Handen
Name/Title:	Larry Handen, President

By:	/s/ Tobias Bachteler
Name/Title:	Tobias Bachteler, Vice President